FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated November 17, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

Magyar Telekom Board of Directors calls a General Meeting

Budapest — November 17, 2006 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider announces that the Board of Directors has decided to call a General Meeting to be held on December 21. The agenda will include the discussion of the 2005 annual report as well as the proposal on the dividend payment.

The invitation to the General Meeting will be published by the Company shortly.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Announcement of Magyar Telekom Plc.

Hungary’s leading telecommunications company

The Board of Directors of Magyar Telekom Telecommunications Public

Limited Company (headquarters: 1013 Budapest, Krisztina krt.55.)

hereby notifies Shareholders that the Company will hold

its Extraordinary General Meeting

at 11.00 a.m. on December 21, 2006

Venue of the General Meeting:

The headquarters of the Company, Tölösi Conference Center

Budapest I., Krisztina krt. 55.

Way of organizing the General Meeting: participation in person.

Agenda of the General Meeting:

1.

Report of the Board of Directors on the management of the Company, the business policy of Magyar Telekom Group and report on the business operations and the financial situation of Magyar Telekom Group in 2005 according to the requirements of the Accounting Act

2.	Report of the Board of Directors on the business operations of the Company in 2005, presentation of the report of the Supervisory Board and the Auditor

3.	Decision on the approval of the 2005 financial statements of the Company and on the release from liability of the members of the Board of Directors

4.	Proposal of the Board of Directors for the use of the profit after tax earned in 2005

5.	Election of the Company’s Auditor and determination of its remuneration

6.	Modification of the Articles of Association of Magyar Telekom Plc.

7.	Recalling and Election of Members of the Board of Directors

8.	Miscellaneous

Conditions for participation and exercising voting rights at the General Meeting

Shareholders may exercise shareholder’s rights at the General Meeting either in person or through a duly authorized representative.

a.)           Shareholders participating in person identify themselves with their identity card whereas their ownership is certified through the ownership certificate issued by their custodian. Shareholders registered in the Stock Registry but not being able to present their ownership certificate may participate the General Meeting but may not exercise their voting and proposal rights.

b.)          The proxy shall be set forth in a public instrument or a private document of full probative force. The proxy shall be presented to the representative of the Board of Directors prior to the commencement of the General Meeting. Regarding ownership certificates the provisions of Section a) shall prevail.

c.)           Custodians, registered in the Stock Registry and acting as nominees may act on behalf of the shareholder pursuant to Act CXX of 2001 (Act on Capital Markets).

The condition of exercising voting rights at the General Meeting is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document of full probative force) is registered as such in the Stock Register at least six (6) working days prior to the date of the General Meeting (i.e. latest by 2006, December 12) and froze their shares up until the day of the GM (including the day of the GM). The registry of shareholders in the Stock Registry and the freezing of shares shall be arranged by their respective custodians - on the basis of the relevant assignment of the shareholder. Shareholders are informed by their custodians about the deadline of being registered in the Stock Register. The Company shall not be held liable for the due performance or failure to perform such assignments given to custodians and for the relevant consequences.

We wish to remind our shareholders that the registration will take place from 9 a.m. to 10.30 a.m. In the case of registration after the above indicated period the Company may not be held liable if the shareholder (or the proxy) misses part of the General Meeting due to late registry.

If the General Meeting does not have a quorum, the Board of Directors convokes the repeated General Meeting to December 21, 2006 at 1 p.m. with the same agenda to the above specified place. The repeated General Meeting shall have a quorum irrespective of the number of shareholders/votes being present.
The Board of Directors Magyar Telekom Telecommunications Public Limited Company

Announcement on the place of availability of the documents of the General Meeting

We wish to inform our shareholders that the submissions prepared in writing of the Extraordinary General Meeting to be held as of December 21, 2006 are available from December 6, 2006 at the customer service office of KELER Zrt. (1075 Budapest, Asbóth u. 9-11.) between 9 a.m. — 3 p.m., on the web site of Magyar Telekom Plc. (www.magyartelekom.hu) and the Budapest Stock Exchange (www.bet.hu) and at the place of the General Meeting from the commencement of registration (December 21, 2006 9 a.m.).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: November 17, 2006